AMERICAS GOLD AND SILVER CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

DATED AUGUST 13, 2026

Americas Gold and Silver Corporation

Management's Discussion and Analysis

Unless otherwise indicated, in this Management's Discussion and Analysis all references to "dollar" or the use of the symbol "$" are to the United States of America dollar and all references to "C$" are to the Canadian dollar. Additionally, percentage changes in this Management's Discussion and Analysis are based on dollar amounts before rounding.

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

Forward-Looking Statements

Statements contained in this Management's Discussion and Analysis ("MD&A") may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). Often, but not always, forward-looking statements can be identified by forward-looking words such as "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions. Specific forward-looking statements in this MD&A include, but are not limited to: estimated and targeted production rates and results for silver and other metals at the Galena Complex, including the Crescent mine, and Cosalá Operations; statements relating to the Company's positioning as a silver-focused producer and the precious metals markets; the expected timing and completion of required development and the expected operational and production results therefrom; the Company's technical review and optimization work at the Galena Complex and related operational improvements, production potential and production efficiencies at the Galena Complex, including the expected production levels and anticipated improvements through production growth and operational efficiency; the Company's second phase test work confirming the potential to extract over 99% of antimony from test copper flotation concentrate and the Company's role in the U.S. domestic supply of critical minerals following signed joint venture agreement with United States Antimony Corporation; estimates of, and realizations on, mineral reserves and resources; expected prices of silver and other metals and related expectations relating to the Company's revenue derived from the sale of such metals; anticipated costs, expenses and capital expenditures; opportunities relating to the optimization of concentrate sales by enhancing by-product recovery and the timing and results of its metallurgical sampling program to identify by-product revenue optimization opportunities and the anticipated improvements therefrom; initial results and expectations arising out of the Company's exploration and drilling programs at the Galena Complex; the Company's ability to continue as a going concern; the Company's liquidity position and ability to fund expected operations at prevailing commodity prices and requirement for additional financing, including potential additional debt financing opportunities and existing debt restructuring; expectations regarding the Company's ability to rely on existing infrastructure, facilities and equipment; and expectations regarding the timing and frequency of the Company's review of the pension valuation.

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond the Company's control) that could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to risks relating to: interpretations or reinterpretations of geologic information; results of exploration and production activities; inability or delay in obtaining permits required for future exploration, development or production; mineral reserves and mineral resources and related interpretations, development and production and the Company's ability to sustain or increase present production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; any hedging activities of the Company; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company's projects; operational matters and hazards inherent in the mining industry; competition in the mining industry; non-compliance with exchange listing standards; cybersecurity; government regulation of mining operations; cyclical aspects of the Company's business; changing global economic conditions and market volatility, including volatility in financial markets, adverse changes in currencies, trade policies and inflation; geopolitical instability, political unrest, tariffs or trade restrictions, war, and other global conflicts; ground conditions; government regulation and environmental compliance, property claims, title, surface rights and access; tailing risks; mining and exploration activities and future mining operations; risks relating to negative operating cash flows; risks relating to the possibility that the Company's working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; illegal blockades and other factors limiting mine access or regular operations without interruption; labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding and valuation; failure of plant, equipment, processes and transportation services to operate as anticipated; the US election and expectations related to and actions taken by the current administration; recession expectations;  environmental compliance, climate change and government regulation thereof; variations in ore grade or recovery rates; capital and construction expenditures; certain of the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks associated with foreign operations; risks related to the Company's relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company's assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; currency fluctuations that may adversely affect the financial condition of the Company; litigation risks; acquisitions and integrations; joint ventures; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company's outstanding debt and its ability to make scheduled payments of interest and principal thereon; and reclamation activities and other factors described in this MD&A and the Company's most recently filed Annual Information Form ("AIF") under the heading "Risk Factors".  The list above is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

Forward-looking statements contained in this MD&A are based on management's plans, estimates, projections, beliefs, opinions, and judgments as at the time such statements were made and the related assumptions may change. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this MD&A. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

Management's Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Gold and Silver Corporation (the “Company”, “Americas”, or “Americas Gold and Silver”) constitutes management’s review of the Company’s financial and operating performance for the three and six months ended June 30, 2026, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated August 13, 2026 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three and six months ended June 30, 2026 and 2025. The unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2026 and 2025 are prepared in accordance with International Accounting Standards (“IAS”) 34 under IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company including the Company’s most recent Annual Information Form are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com. The content of the Company’s website and information accessible through the website do not form part of this MD&A.

In this report, the management of the Company presents operating highlights for the three months ended June 30, 2026 ("Q2-2026") compared to the three months ended June 30, 2025 ("Q2-2025") and for the six months ended June 30, 2026 ("YTD-2026") compared to the six months ended June 30, 2025 ("YTD-2025") as well as comments on plans for the future.

The Company has included certain non-GAAP and other financial measures together with measures determined in accordance with IFRS. The Company believes these measures provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP and other financial performance employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Reconciliations and descriptions can be found under "Non-GAAP and Other Financial Measures".

The Company filed articles of amendment, effective August 21, 2025, to complete an approved share consolidation of the Company's issued and outstanding common shares on the basis of two and a half (2.5) pre-consolidated common shares for one (1) post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options, warrants, restricted share units, performance share units, and deferred share units. All information prior to August 21, 2025 relating to issued and outstanding common shares, options, warrants, restricted share units, performance share units, deferred share units, and related per share amounts in this MD&A have been adjusted retrospectively to reflect the share consolidation.

This MD&A contains statements about the Company's future or expected financial condition, results of operations and business. See "Forward-Looking Statements" above for more information on forward-looking statements.

Overview

The Company is a silver-focused producer with two operations in the world's leading silver mining regions: the Galena Complex in Idaho, USA, including the neighbouring Crescent mine, and the Cosalá Operations in Sinaloa, Mexico. The Company also owns the Relief Canyon gold mine ("Relief Canyon") which is currently on care and maintenance in Nevada, USA.

In Idaho, USA, the Company operates the 100%-owned producing Galena Complex whose primary assets are the operating Galena mine, the recently-acquired Crescent mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of lead, copper, gold, and antimony over a production history of more than sixty years. The Company is currently implementing a new strategy at Galena aimed at increasing production and lowering operating costs following a recapitalization plan in December 2024 and the Crescent mine acquisition. The Company also signed a joint venture agreement in February 2026 with United States Antimony Corporation (“US Antimony”) to construct and operate an antimony processing facility in Idaho’s Silver Valley.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

In Sinaloa, Mexico, the Company operates the 100%-owned Cosalá Operations, which includes the 100%-owned Zone 120 and the El Cajón silver-copper mines (“EC120”) and the San Rafael silver-zinc-lead mine (“San Rafael”), which declared commercial production in January 2026 and December 2017, respectively. The Cosalá area land holdings also host the Company’s Nuestra Señora silver-zinc-copper-lead mine and the Los Braceros processing facility and declaring commercial production in January 2009, as well as several other known precious metals and polymetallic deposits, past-producing mines, and development projects all located in close proximity to the Los Braceros processing plant. The Company also owns a 100% interest in the San Felipe development project in Sonora, Mexico.

In Nevada, USA, the Company has the 100%-owned, Relief Canyon gold mine located in Pershing County, which is currently on care and maintenance. Operations were suspended in August 2021 in order to resolve technical challenges related to the metallurgical characteristics of the deposit; leaching and heap rinsing operations were discontinued in Q4-2023. The landholdings at Relief Canyon and the surrounding area cover over 6,160 hectares.

The Company's management and Board of Directors (the "Board") are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The Company's registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8, with offices in Reno, Nevada, Mazatlán and Cosalá, Mexico and Wallace, Idaho. The Company is a reporting issuer in each of the provinces of Canada and is listed on the TSX trading under the symbol "USA" and on the NYSE American trading under the symbol "USAS".

Information contained on the Company's website is not incorporated by reference herein and should not be considered part of this MD&A.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

Recent Developments and Operational Discussion

Q2-2026 Highlights

  Consolidated net revenue increased to $46.3 million for Q2-2026 or 71% increase compared to $27.0 million for Q2-2025, primarily as a result of higher realized prices.
    YTD-2026 revenues of $114.1 million increased by 126% compared to YTD-2025 revenues of $50.5 million. The Company is on a strong growth trajectory, having generated nearly the equivalent of its entire fiscal 2025 revenue in the first half of 2026.
  Consolidated silver production of 665,000 ounces was achieved during the quarter
    As previously announced, the Galena Phase 2 shaft upgrades program was extended by an additional two weeks to complete additional work. Also previously disclosed, silver production during Q2-2026 was impacted due to a minor electrical fire in June, deferring access to planned higher grade stope into the third quarter. Minor repairs in the affected area have been completed.
    Consolidated production of silver equivalent ounces1 was approximately 801,000 ounces (a 5% decrease compared to Q2-2025), including 2.3 million pounds of lead, 0.9 million pounds of copper, and 97,000 pounds of antimony.
    Consolidated production of silver equivalent ounces for YTD-2026 was approximately 1.7 million ounces (a 2% increase compared to YTD-2025), including 4.2 million pounds of lead, 1.8 million pounds of copper, and 234,000 pounds of antimony.
    The Company remains on-track to achieve full-year guidance of 3.2 to 3.6 million silver ounces, with production expected to be weighted to the second half of the year as the ramp up of operations in Idaho continues.
  Strong operational performance at Cosalá, delivering 337,000 ounces of silver during the quarter which represents a 26% year over year increase when compared to Q2-2025.
    Strong production was driven by higher silver grades across fewer tonnes as the Company enters the heart of the orebody at EC120, its flagship operation at Cosalá.
  Completed Phase 2 of the Galena No. 3 Shaft modernization program, increasing total hoisting capacity by approximately 150% and skipping payloads by 40%, supporting higher underground mining rates and future production growth.
  Settled approximately $76 million of variable silver and gold debt obligations strengthening the Company's balance sheet, significantly reducing future cash debt-service costs, and increasing exposure to silver prices. This settlement eliminates the impact of changes in valuation of these debt instruments due to gold and silver price changes on the income statement prospectively.
  Cash and cash equivalents balance of $88.9 million and working capital1 of $48.6 million as of June 30, 2026 in line with expectations as the Company continues to deploy capital into its consolidated revitalization and growth plans, and the settlement of the above noted variable future debt obligations.
  Cost of sales per silver equivalent ounce sold1, cash costs1 and all-in sustaining costs1 per silver ounce sold averaged $32.05, $25.68 and $40.63, respectively, in Q2-2026.
  For YTD-2026, cost of sales per silver equivalent ounce sold, cash costs and all-in sustaining costs ("AISC") per silver ounce sold averaged $28.33, $24.48 and $36.92, respectively. The first half was in line with plan and on track to achieve AISC guidance of $30.00 - $35.00 per silver ounce sold.
  Net loss of $5.0 million for Q2-2026 (net loss of $15.0 million for Q2-2025) primarily attributable to higher net revenue and higher gain on fair value of metals contract liabilities, offset by higher foreign exchange loss, higher loss on derivatives, and higher income tax expense.
  Adjusted earnings1 for Q2-2026 was loss of $0.9 million (adjusted loss for Q2-2025 was $12.1 million) and Adjusted EBITDA1 for Q2-2026 was $12.0 million (adjusted EBITDA loss for Q2-2025 was $4.1 million) primarily due to higher net revenue from increased realized silver prices during the period.

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1 This is a supplementary or non-GAAP financial measure or ratio. See "Non-GAAP and Other Financial Measures" section for further information.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

Metal Prices

Precious metals prices remained supportive during the Q2-2026, reflecting continued investor interest in safe-haven assets amid geopolitical and economic uncertainty. Market sentiment was influenced by ongoing structural deficits in the silver market, strong industrial demand from renewable energy, electronics, artificial intelligence data centres and other technology-related applications, evolving monetary and fiscal policy expectations, international trade developments, and broader macroeconomic conditions. The market price of silver increased by 118% year-over-year to an average price of $73.44/oz in Q2-2026 compared to an average price of $33.63/oz in Q2-2025. The copper market price increased by 39% year-over-year to an average price of $6.04/lb in Q2-2026 compared to an average price of $4.32/lb in Q2-2025. Lead was comparable at an average price of $0.89/lb in Q2-2026 compared to an average price of $0.88/lb in Q2-2025. The Company is dependent on both precious and base metal prices for profitability and liquidity.

The Company believes it is well positioned to significantly increase revenue for 2026 and beyond, supported by its planned growth in silver production at both of its producing operations and the assumption that market prices for silver, copper, and lead remain at or above current levels.

Galena Complex

During Q2 2026, the Company advanced several key operational initiatives at the Galena Complex, maintaining alignment with its multi year growth plan. Progress continued across underground development, long hole stoping, fleet modernization, shaft infrastructure upgrades, and communications improvements. These activities collectively support the Company’s objective of increasing mining efficiency, expanding production optionality, and improving long term asset reliability.

Underground development advanced at a steady pace, supported by improved muck handling efficiencies. A significant contributor to these gains was the successful extraction of a thirteenth long hole panel at the Galena 46 148 stope. Remote mucking operations materially outperformed traditional underhand and overhand methods, averaging approximately 200 tonnes per shift versus roughly 50 tonnes per shift historically. The long hole panel achieved planned widths, reinforcing confidence in the long hole mining strategy. Four additional long hole stopes are currently in development and are scheduled for extraction in Q3 2026 and Q4 2026, which is expected to further support production consistency and cost performance.

Development of the 55 179 decline progressed toward the 55 198 and 55 165 stopes, enabling continued production during the quarter. The strategic location of this ramp provides access to multiple stopes from a single development heading, reducing future development expenditures and increasing operational flexibility. Two of the three stopes accessed from this ramp are planned for long hole mining, marking a notable transition given that no long hole stopes were active at year end 2024.

The Company continued to execute on its 2026 underground fleet replacement program, with early efficiency gains beginning to materialize. Two remote capable Komatsu WX 04 loaders supported long hole operations throughout the quarter, and a third unit was received late in Q2 2026 and commissioned on the 3,700 level in Q3 2026. Infrastructure upgrades to accommodate the modern fleet also progressed, including upsizing two 300 tonne ore bins for new haul trucks and installing new chutes on the 5,500 level, with commissioning expected in Q3 2026.

Modernization of underground communications advanced with installation of a new fibre optic and leaky feeder system in the No. 3 Shaft and across the 5,500 level. The initial segment, extending to the 4,500 level, will provide the first underground internet connectivity at the Galena Complex. Completion is expected in Q3 2026 and is anticipated to enhance communication reliability, enable automation of select fans, pumps, and equipment, and improve overall underground operational control.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

Phase Two components for the No. 3 Shaft upgrade arrived in mid March 2026, with brake and Lilly upgrades completed at the end of April. This phase is expected to increase hoisting speeds in end zones, improving the efficiency of ore and waste skipping. Improvements completed to date have already resulted in faster material movement through the shaft system.

Higher silver prices during the quarter improved the economic viability of several areas of the mine, prompting their reintegration into the 2026 and longer term mine plans. An internal study is underway to evaluate remnant mining potential in the 55 072, 46 136, 52 034, 43 149, and 55 179VR areas. Drilling is ongoing to refine geological models, supported by the deployment of two additional drills. These efforts are expected to inform future production sequencing and resource optimization.

Cosalá Operations

During Q2 2026, the Cosalá Operations delivered solid operating performance, producing approximately 337,000 ounces of silver, primarily from EC120 within the Oeste Superior 2, Oeste Superior 4, and Este 3 areas. Approximately 75% of quarterly silver production was sourced from Zone 120, with the balance from the El Cajón Mine. Tonnage from Zone 120 remained stable at roughly 30,000 tons per month, and silver head grades were consistent with expectations throughout the period. Despite a scheduled 11 day maintenance shutdown of one of the mill lines, reducing total processing capacity by 50%, silver recovery averaged approximately 82% in Q2 2026, reflecting strong metallurgical performance and effective plant management.

The Sinaloa region, where the Company operates, experiences heightened conflict from time-to-time between organized crime groups. While no damage has been reported to the Company's property or personnel, intermittent regional security disruptions resulting from violence in nearby areas have caused delays in contractor mobilization and impacted the Company's supply chain and concentrate transportation routes. Additionally, these disruptions intermittently affect mill operations, leading to minor reductions in milled tonnage though the Company has largely maintained normal steady-state throughput.

While the Company cannot predict when, or if, these conflicts may subside or worsen in the interim, it remains committed to responding proactively to prioritize the safety and well-being of its employees and stakeholders.

Please refer to the section entitled "Risk Factors" in the Company's AIF for a further discussion of the risks relating to the Company's business and operations, including risks associated with its operations in Mexico and exposure to risks and uncertainties regarding operations in areas located where organized crime groups and Mexican cartels may operate.

Acquisition of Crescent Mine and Concurrent Bought Deal Financing

The Company closed its strategic acquisition of Crescent Silver, LLC which owns the Crescent mine ("Crescent") in Idaho, USA, neighbouring the Galena Complex, on December 12, 2025 for total consideration of $87 million.

Though it is early days at the Crescent mine, the Company has already mobilized contractors, and begun preparing drill stations and exploration development on structure in Q1-2026, and progressing on 122 ft of structural development in Q2-2026.  Infill drilling also began late in Q1-2026 in support of a resource update in second half of 2027 and is expected to continue throughout the year.

Joint Venture with United States Antimony

Galena is the only producing antimony mine in the United States. The Company aims to deliver a secure and reliable source of US domestic antimony, a federally recognized critical mineral with key applications in the defense, energy, and manufacturing sectors within the United States.  Given this significant advantage, the Company signed a joint venture agreement with US Antimony to construct and operate an antimony processing facility in Idaho’s Silver Valley in February of 2026 (the “Antimony JV”). The Antimony JV is 51% owned by the Company and is intended to provide a mine-to-finished antimony production solution to secure the supply chain for this critical mineral within the United States. The Company will contribute the land for the site and will sell antimony feed material mined from the Galena Complex to the Antimony JV on market terms. US Antimony will contribute its knowledge and technical expertise in constructing and operating antimony processing facilities and will provide the Antimony JV with access to its extensive antimony marketing network including the United States Government.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

Settlement of silver and gold delivery obligations

During the quarter, the Company settled its remaining precious metals deliver obligations under existing agreements with Mr. Eric Sprott ("Sprott") and Royal Gold Inc. ("Royal Gold"). On May 20, 2026, the Company settled its remaining obligation to deliver ounces of silver to Sprott in exchange for the issuance of 7,956,696 common shares. On June 10, 2026, the Company also settled its remaining obligation to deliver ounces of gold to Royal Gold through a combination of the delivery of 5,000 ounces of gold and the issuance of 2,652,532 common shares.

These transactions fully settled the Company's remaining precious metals delivery obligations, eliminating impacts to mark-to-market adjustments in instrument valuations due to changes in forward gold and silver prices, simplified and strengthened its capital structure and increased its exposure to future silver prices. Further details regarding the transactions, and their financial statement impact, are described in Notes 9 and 10 to the Company's condensed interim consolidated financial statements.

Outlook

Americas' consolidated production guidance for 2026 is a range between 3.2 million and 3.6 million ounces of silver at an AISC range of $30 to $35 per ounce sold. The Company remains on track to deliver on its planned production guidance.

Table 1 - 2026 GUIDANCE

2026 PRODUCTION AND COSTS
Silver Production (millions of ounces)	3.2 - 3.6
All-in Sustaining Cost (AISC)[2,3,4] ($/oz sold)	30 - 35
CAPITAL INVESTMENTS ($ millions)
Sustaining Capital ($ millions - includes capitalized infill drilling)	30 - 40
Growth Capital ($ millions)	60 - 80
Total ($ millions)	90 - 120

Notes to Table 1

1. The Company's guidance assumes targeted mining rates and costs, availability of personnel, contractors, equipment and supplies, the receipt on a timely basis of required permits and licenses, cash availability for capital investments from cash balances, cash flow from operations, or from a third-party debt financing source on terms acceptable to the Company, no significant events which impact operations, an MXN$ to US$ exchange rate of 18 : 1. Assumptions used for the purposes of guidance may prove to be incorrect and actual results may differ from those anticipated.

2. Non-IFRS: the definition and reconciliation of these measures are included in the Non-IFRS Measures section of Americas Gold and Silver's MD&A for the period ended December 31, 2025.

3. By-product metals production is treated as a credit that is reflected in AISC.

4. AISC calculations are for the operations only, and exclude non-cash share-based payments expense, and derivative settlements.

Americas' 2026 guidance incorporates the mine and development plans across the Company's operations. At the Galena Complex in Idaho, guidance includes planned growth capital expenditures of $30 - $40 million at the Crescent Mine, and planned mine development and shaft upgrades at the Galena Mine, required to incrementally increase production levels as the year progresses. The capital guidance includes further equipment additions at both the Galena Complex, and Cosalá and other growth-related expenditures. By the end of 2026, the Company expects the Galena Complex to reach substantially and sustainably higher production rates.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

Consolidated Results and Developments

	Q2-2026[3]	Q2-2025[4]	YTD-2026[3]	YTD-2025[4]
Revenue ($ M)	$46.3	$27.0	$114.1	$50.5
Silver Produced (oz)	664,971	688,663	1,451,896	1,134,870
Copper Produced (lb)[5]	850,088	-	1,816,640	-
Lead Produced (lb)	2,276,229	1,905,450	4,226,243	5,730,276
Zinc Produced (lb)	-	1,472,805	-	8,204,857
Antimony Produced (lb)	97,213	-	234,291	-
Total Silver Equivalent Produced (oz)[1]	800,735	838,738	1,709,577	1,676,538
Total Silver Equivalent Sold (oz)[1]	752,120	871,199	1,709,524	1,739,897
Cost of Sales/Ag Eq Oz Sold ($/oz)[2]	$32.05	$26.95	$28.33	$25.64
Cash Costs/Ag Oz Sold ($/oz)[2]	$25.68	$26.14	$24.48	$25.62
All-In Sustaining Costs/Ag Oz Sold ($/oz)[2]	$40.63	$32.27	$36.92	$33.47
Net Income (Loss) ($ M)[6]	$(5.0)	$(15.0)	$5.0	$(34.7)
Comprehensive Income (Loss) ($ M)[6]	$(3.4)	$(16.1)	$6.5	$(38.0)

1 Throughout this MD&A, silver equivalent produced and sold were calculated based on all metals production at average realized silver, copper, lead, zinc, and antimony prices during each respective period on a gross payable basis.

2 This is a supplementary or non-GAAP financial measure or ratio. See "Non-GAAP and Other Financial Measures" section for further information.

3 Throughout this MD&A, silver, lead, and silver equivalent sold, and cost per ounce measurements during fiscal 2026 include Crescent pre-production from the Galena Operations.

4 Throughout this MD&A during fiscal 2025, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent produced and sold and cost per ounce measurements include EC120 pre-production from the Cosalá Operations.

5 For fiscal 2025, copper production, grade, recovery, and sold disclosed are from EC120 pre-production from the Cosalá Operations throughout this MD&A.

6 Throughout this MD&A, loss on metals contract liabilities was revised in fiscal 2025.

Consolidated silver production of approximately 665,000 ounces during Q2-2026 was slightly lower than Q2-2025 production due to lower production and grade at the Galena Complex related to the shut down for the Phase 2 shaft upgrades and a minor electrical fire, partially offset by higher production at the Cosalá Operations.

Revenue of $46.3 million for the three months ended June 30, 2026 was higher than revenue of $27.0 million for the three months ended June 30, 2025, as a result of the increase in realized silver prices, partially offset by lower production. The average realized silver price2 increased by 96% from Q2-2025 to Q2-2026. The average realized silver price of $67.04/oz for Q2-2026 (Q2-2025 - $34.22/oz) is largely comparable to the average London silver spot price of $73.44/oz for Q2-2026 (Q2-2025 - $33.63/oz) with the difference due to timing of concentrate sales.

The Company recorded a net loss of $5.0 million for the three months ended June 30, 2026 compared to a net loss of $15.0 million for the three months ended June 30, 2025. The decrease in net loss was primarily attributable to higher net revenue and higher gain on fair value of metals contract liabilities, offset in part by higher foreign exchange loss, higher loss on derivatives, and higher income tax expense. These variances are further discussed in the following sections.

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2 These are supplementary or non-GAAP financial measures or ratios. See "Non-GAAP and Other Financial Measures" section for further information.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

Galena Complex

	Q2-2026[3]	Q2-2025	YTD-2026[3]	YTD-2025
Tonnes Milled	37,471	22,815	72,380	46,237
Silver Grade (g/t)	336	581	361	502
Copper Grade (%)	0.23	-	0.26	-
Lead Grade (%)	3.64	3.59	3.22	4.10
Antimony Grade (%)	0.15	-	0.17	-
Silver Recovery (%)	98.8	98.6	98.6	98.4
Copper Recovery (%)	96.7	-	97.5	-
Lead Recovery (%)	92.2	94.0	90.8	94.0
Antimony Recovery (%)	94.4	-	95.2	-
Silver Produced (oz)	327,701	419,961	752,387	733,724
Copper Produced (lb)	148,944	-	367,047	-
Lead Produced (lb)	2,276,229	1,696,421	4,226,243	3,927,595
Antimony Produced (lb)	97,213	-	234,291	-
Total Silver Equivalent Produced (oz)[1]	400,654	465,012	892,854	842,304
Silver Sold (oz)	298,428	434,258	687,092	746,724
Copper Sold (lb)	143,803	-	336,862	-
Lead Sold (lb)	2,015,671	1,779,225	3,821,211	4,037,913
Antimony Sold (lb)	92,934	-	214,361	-
Total Silver Equivalent Sold (oz)[1]	365,362	480,610	815,002	856,404
Cost of Sales/Ag Eq Oz Sold ($/oz)[2]	$38.84	$24.72	$32.56	$25.72
Cash Costs/Ag Oz Sold ($/oz)[2]	$35.26	$23.39	$27.83	$25.40
All-In Sustaining Costs/Ag Oz Sold ($/oz)[2]	$52.31	$31.83	$45.05	$34.99

1 Throughout this MD&A, silver equivalent produced and sold were calculated based on average realized silver, copper, lead, zinc, and antimony prices during each respective period on a gross payable basis.

2 This is a supplementary or non-GAAP financial measure or ratio. See "Non-GAAP and Other Financial Measures" section for further information.

3 Throughout this MD&A, silver, lead, and silver equivalent sold, and cost per ounce measurements during fiscal 2026 include Crescent pre-production from the Galena Operations.

During Q2-2026, the Company continued to make significant advances at the Galena Complex with the completion of Phase 2 of the No. 3 Shaft modernization program, significantly increasing hoisting capacity. The Galena Complex produced approximately 328,000 ounces of silver in Q2-2026 compared to approximately 420,000 ounces of silver in Q2-2025 partially due to the impact the Phase 2 shaft upgrades and a minor electrical fire at Galena that briefly interrupted production. The mine also produced 2.3 million pounds of lead in Q2-2026 along with 0.1 million pounds of copper and 0.1 million pounds of antimony. Lead by-product production levels may vary in the short term as mining activities focus on increasing higher silver grade, tetrahydrate ore and supporting development continues to be advanced. Cash costs per ounce of silver sold increased to $35.26/oz in Q2-2026 from $23.39/oz in Q2-2025, primarily due to decreases in silver sold and increase in contractor expenses.

Further developments of the Galena Complex are discussed in the Recent Developments and Operation Discussion section of this MD&A above.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

Cosalá Operations

	Q2-2026	Q2-2025[3]	YTD-2026	YTD-2025[3]
Tonnes Milled	112,283	126,412	223,265	253,058
Silver Grade (g/t)	114	94	118	74
Copper Grade (%)[4]	0.32	0.24	0.34	0.26
Lead Grade (%)	-	0.44	-	0.83
Zinc Grade (%)	-	1.67	-	3.01
Silver Recovery (%)	82.2	70.5	82.6	67.1
Copper Recovery (%)[4]	87.9	75.7	86.6	77.5
Lead Recovery (%)	-	56.9	-	67.0
Zinc Recovery (%)	-	105.5	-	84.4
Silver Produced (oz)	337,270	268,702	699,509	401,146
Copper Produced (lb)[4]	701,144	356,735	1,449,593	472,697
Lead Produced (lb)	-	209,029	-	1,802,681
Zinc Produced (lb)	-	1,472,805	-	8,204,857
Total Silver Equivalent Produced (oz)[1]	400,081	373,726	816,723	834,234
Silver Sold (oz)	325,915	267,547	767,138	405,301
Copper Sold (lb)[4]	684,983	388,694	1,591,010	512,992
Lead Sold (lb)	-	296,852	-	1,826,547
Zinc Sold (lb)	-	1,917,354	-	9,388,118
Total Silver Equivalent Sold (oz)[1]	386,758	390,589	894,522	883,493
Cost of Sales/Ag Eq Oz Sold ($/oz)[2]	$25.63	$29.70	$24.48	$25.57
Cash Costs/Ag Oz Sold ($/oz)[2]	$16.91	$30.61	$21.48	$26.04
All-In Sustaining Costs/Ag Oz Sold ($/oz)[2]	$29.94	$32.98	$29.64	$30.69

1 Throughout this MD&A, silver equivalent produced and sold were calculated based on all metals production at average realized silver, copper, lead, zinc, and antimony prices during each respective period.

2 This is a supplementary or non-GAAP financial measure or ratio. See "Non-GAAP and Other Financial Measures" section for further information.

3 Throughout this MD&A during fiscal 2025, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent produced and sold, and cost per ounce measurements include EC120 pre-production from the Cosalá Operations.

4 Throughout this MD&A, copper production, grade, recovery, and sold disclosed for fiscal 2025 are from EC120 pre-production from the Cosalá Operations.

Silver production increased in Q2-2026 by 26% to approximately 337,000 ounces of silver compared to approximately 269,000 ounces of silver in Q2-2025, primarily due to higher silver grades and recoveries offset by lower tonnages during the period. Effective January 1, 2026, commercial production was declared for EC120, which has higher silver grades and recoveries based on its mineralogy compared to the zinc-lead-silver San Rafael mine orebody. Mining has ceased at the San Rafael Main Central orebody which caused base metals production of zinc and lead to drop in YTD-2026 though continues in the higher-grade silver Upper Zone orebody.

Cash costs per silver ounce sold decreased during Q2-2026 to $16.91 per ounce from $30.61 per ounce in Q2-2025, due primarily to higher revenue from by-product credits recognized during the period.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

Results of Operations

Analysis of the three months ended June 30, 2026 vs. the three months ended June 30, 2025

The Company recorded a net loss of $5.0 million for the three months ended June 30, 2026 compared to a net loss of $15.0 million for the three months ended June 30, 2025. The decrease in net loss was primarily attributable to higher net revenue ($19.4 million) and higher gain on fair value of metals contract liabilities ($6.3 million) offset in part by higher foreign exchange loss ($4.5 million), higher loss on derivatives ($2.9 million) and increase in income tax expense ($4.7 million), each of which are described in more detail below.

Revenue increased by $19.4 million to $46.3 million for the three months ended June 30, 2026 from $26.9 million for the three months ended June 30, 2025. The increase was due to higher realized silver and base metal prices at both operations and higher production at the Cosalá Operations increasing revenue by $12.8 million in Mexico and $6.6 million in Idaho.

Gain on fair value of metals contract liabilities increased by $6.3 million to a $0.8 million gain for the three months ended June 30, 2026 from a $5.5 million loss for the three months ended June 30, 2025, mainly due to the impact of the lower gold and silver prices on metals contract liabilities in Q2-2026 compared to Q1-2026 in addition to settlements of the gold and silver obligations during the period.

Foreign exchange loss increased by $4.5 million to a $1.7 million loss for the three months ended June 30, 2026 from a gain of $2.8 million for the three months ended June 30, 2025 mainly due to material changes in CAD-USD foreign exchange rates during the period impacting valuation of non-functional currency instruments from the Company's Canadian subsidiaries.

Other loss on derivatives increased by $2.9 million to a $2.9 million loss for the three months ended June 30, 2026 from nil for the three months ended June 30, 2025 due primarily to the decrease in the gold price during Q2-2026 impacting the valuation of the gold price protection derivative instruments entered into during Q3-2025.

Income tax expense increased by $4.7 million to a $4.8 million expense for the three months ended June 30, 2026 from a $0.1 million expense for the three months ended June 30, 2025 primarily due to provisional income and mining taxes recognized from the Cosalá Operations during the period.

Analysis of the six months ended June 30, 2026 vs. the six months ended June 30, 2025

The Company recorded a net income of $5.0 million for the six months ended June 30, 2026 compared to a net loss of $34.7 million for the six months ended June 30, 2025. The increase in net income was primarily attributable to higher net revenue ($63.7 million) and decreased loss on metals contract liabilities ($3.5 million) offset in part by higher cost of sales ($3.8 million), higher foreign exchange loss ($4.8 million), and increase in income tax expense ($11.5 million), each of which are described in more detail below.

Revenue increased by $63.7 million to $114.1 million for the six months ended June 30, 2026 from $50.5 million for the six months ended June 30, 2025. The increase was due to higher realized silver and base metal prices, and silver production at both operations: $30.3 million higher revenue at the Galena Complex, and $33.4 million higher revenue at Cosalá Operations, slightly offset by lower by-product revenue from the cessation of zinc and lead production during the period as the mill feed came from silver-copper EC120 production instead of zinc-lead-silver San Rafael Main orebody.

Cost of sales increased by $3.8 million to $48.4 million for the six months ended June 30, 2026 from $44.6 million for the six months ended June 30, 2025. The increase was primarily due to $4.5 million increase in cost of sales from the Galena Complex during the period due to higher production tonnes along with higher labour and contractor costs, and costs of materials and supplies.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

Foreign exchange loss increased by $4.8 million to a $1.8 million loss for the six months ended June 30, 2026 from a gain of $3.0 million for the six months ended June 30, 2025 mainly due to material changes in CAD-USD exchange rates during the period impacting valuation of non-functional currency instruments from the Company's Canadian subsidiaries.

Loss on fair value of metals contract liabilities decreased by $3.5 million to a $11.8 million loss for the six months ended June 30, 2026 from a $15.3 million loss for the six months ended June 30, 2025, mainly due to the impact of the decreased gold and silver prices on metals contract liabilities in Q1-2026 along with settlements of the obligations during the period.

Income tax expense increased by $11.5 million to a $11.6 million expense for the six months ended June 30, 2026 from a $0.1 million expense for the six months ended June 30, 2025 primarily due to provisional income and mining taxes recognized from the Cosalá Operations during the period.

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with June 30, 2026.

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2026[1]	2026[1]	2025[2]	2025[2]	2025[2]	2025[2]	2025[2]	2024[2]
Revenue ($ M)[3]	$46.3	$67.8	$36.8	$30.6	$27.0	$23.5	$23.8	$22.3
Net Income (Loss) ($ M)[5]	(5.0)	10.0	(36.2)	(16.5)	(15.0)	(19.7)	(12.6)	(16.1)
Comprehensive Income (Loss) ($ M)[5]	(3.4)	9.9	(34.4)	(15.0)	(16.1)	(21.9)	(7.7)	(17.8)

Silver Produced (oz)	664,971	786,925	746,666	764,757	688,663	446,207	363,856	385,564
Copper Produced (lb)[4]	850,088	966,552	972,948	565,707	356,735	115,962	-	-
Lead Produced (lb)	2,276,229	1,950,014	1,250,570	2,345,180	1,905,450	3,824,826	3,370,212	4,118,739
Zinc Produced (lb)	-	-	-	79,938	1,472,805	6,732,052	6,292,634	8,362,501
Antimony Produced (lb)	97,213	137,078	-	-	-	-	-	-

Current Assets (qtr. end) ($ M)	$127.5	$164.3	$153.7	$65.3	$83.8	$29.8	$40.7	$26.8
Current Liabilities (qtr. end) ($ M)	$78.8	$97.5	86.2	71.8	73.4	57.6	69.4	63.3
Working Capital (qtr. end) ($ M)	$48.6	$66.8	67.5	(6.5)	10.4	(27.8)	(28.7)	(36.5)

Total Assets (qtr. end) ($ M)	$432.3	$438.5	$413.0	$234.7	$244.3	$184.3	$192.6	$179.4
Total Liabilities (qtr. end) ($ M)	136.3	199.9	191.4	184.5	188.0	128.9	139.2	126.3
Total Equity (qtr. end) ($ M)	296.0	238.6	221.6	50.2	56.3	55.4	53.4	53.1

1 Throughout this MD&A, silver, lead, and silver equivalent sold, and cost per ounce measurements during fiscal 2026 include Crescent pre-production from the Galena Operations.

2 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent produced and sold, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 pre-production from the Cosalá Operations.

3 Throughout this MD&A, contract services related to transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024.

4 Throughout this MD&A, copper production, grade, recovery, and sold disclosed for fiscal 2025 are from EC120 pre-production from the Cosalá Operations.

5 Throughout this MD&A, loss on metals contract liabilities was revised in fiscal 2025.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

Liquidity

The change in cash since December 31, 2025 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2025	$129.8
Cash generated from operations	49.0
Expenditures on property, plant and equipment	(63.8)
Contributions to joint ventures	(0.1)
Lease payments	(1.3)
Pre-payment facility	3.0
Credit facility	(3.6)
Non-brokered private placements	1.9
Proceeds from exercise of options and warrants	3.7
Term loan facility	(1.1)
Metals contract liabilities	(26.5)
Royalty agreement	(0.7)
Derivative instruments	(0.8)
Increase in trade and other receivables	(9.5)
Change in inventories	(4.6)
Change in prepaid expenses	(1.1)
Change in trade and other payables	13.5
Change in foreign exchange rates	1.1
Closing cash balance as at June 30, 2026	$88.9

The Company's cash and cash equivalents balance decreased from $129.8 million to $88.9 million since December 31, 2025 with lower working capital $48.6 million (December 31, 2025 working capital of $67.5 million). This decrease in cash was mainly due to expenditures on property, plant and equipment, and metals contract liabilities offset by cash generated from operations, proceeds from non-brokered private placements, and exercise of options and warrants. Current liabilities as at June 30, 2026 were $78.8 million which is $7.4 million lower than at December 31, 2025, principally due to settlement of metals contract liabilities during the period.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. Several material uncertainties cast substantial doubt upon the going concern assumption, including cash flow positive production at the Cosalá Operations, Galena Complex, and Crescent mine, compliance of key financial covenants, and ability to raise additional funds as necessary to fund these operations and meet obligations as they come due. The Company obtained a waiver to a financial covenant under its senior secured debt facility with the SAF Group as at the balance sheet date. The Company's cash flow is dependent upon its ability to achieve profitable operations, comply with key financial covenants, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels.

Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sale of non-core assets, private equity financing, sale of royalties on its properties, metal prepayment and streaming arrangements, and the issuance of equity. Several material uncertainties may impact the Company's liquidity in the short term, such as: the price of commodities, general inflationary pressures, cash flow positive production at both the Company's operating mines, the timing of the Galena shaft repair, the timing of enhancements and optimization of working face development, underground ore handling rates and stope back-fill cycles, the expected increase in the Galena hoisting capacity, and the execution of other significant capital expenditures.

In past years, the Company was successful in raising funds through equity offerings (including bought deals and at-the-market offerings), debt arrangements, convertible debentures, prepayment arrangements, royalty sales, and non-core asset sales. During fiscal 2025, the Company closed a term loan facility for funds of up to $100 million to provide additional debt funding to fund its mine optimizing capital, development, and infill drilling expenses at the Galena Complex and further restructure its existing debt ($50 million only drawn under the facility). The Company also successfully closed a $132 million bought deal private placement as well as non-brokered private placements of approximately $20 million during fiscal 2025 and believes it will be able to continue to raise additional financing as needed considering the current state of the precious metals capital market.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

In the medium term, the completion of the optimization of the No. 3 shaft, will allow for greater hoisting capacity of ore and waste and increased underground ore handling rates. The new Galena Complex strategy is currently being executed in line with new plans being developed, including other significant capital expenditures along with increased metal prices, the Company believes that cash flow will be sufficient to fund ongoing operations.

The Company's financial instruments consist of cash, trade receivables, restricted cash, trade and other payables, other long-term liabilities, and derivative contracts. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk with exception of the 3 months U.S. SOFR rate applicable to the interest rate on certain financial instruments. The majority of the funds of the Company are held in accounts at major banks in the United States, Canada, and Mexico.

Disclosure of Recent Offerings and Proceeds

The following table sets out the disclosure the Company previously made about how it would use available funds or proceeds from any financing in the past 12 months, an explanation of any variances, and the impact of the variances, if any, on the Company's ability to achieve its business objectives and milestones.

Offering and Proceeds	Disclosed Use of Proceeds
$1.9 million March 2026 non-brokered private placements of common shares	For precious metals delivery commitments per agreement amendment
$132.3 million December 2025 bought deal private placement	$20.0 million for cash portion of the Crescent acquisition and for working capital requirements at Crescent, Galena Complex, and administrative purposes
$1.9 million December 2025 non-brokered private placements of common shares	For precious metals delivery commitments per agreement amendment
$1.9 million September 2025 non-brokered private placements of common shares	For precious metals delivery commitments per agreement amendment

Post-Employment Benefit Obligations

The Company's liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers at the Galena Complex (see Note 17 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2025). Both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates; the Company intends to fund to the minimum levels required by applicable law. The Company's actuary currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $1.1 million per year for each of the next 5 years. Effects from market volatility and interest rates may impact long term annual funding commitments.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

The Company evaluates the pension funding status on an annual basis in order to update all material information in its assessment, including updated mortality rates, investment performance, discount rates, contribution status among other information. The pension valuation was remeasured at the end of Q2-2026 and adjusted by approximately $1.0 million as a result of increase in discount rate and unrealized gains on returns. The Company expects to continue to review the pension valuation quarterly.

Capital Resources

The Company's cash flow is dependent on delivery of its metal concentrates to market. The Company's contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties, and, in the case of Relief Canyon, the suspension of mining operations. Additionally, unforeseen cessation in the counterparty's capabilities could severely impact the Company's capital resources.

The Company made capital expenditures of $63.9 million during the six months ended June 30, 2026 (2025: $17.8 million). Money was predominantly spent on development work associated with the Galena Complex.

The following table sets out the Company's contractual obligations as of June 30, 2026 (in thousands of U.S. dollars):

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$64,310	$64,310	$-	$-	$-
Pre-payment facility	3,000	3,000	-	-	-
Credit facility	4,000	4,000	-	-	-
Interest on credit facility	91	91	-	-	-
Term loan facility	52,393	3,989	22,473	25,931	-
Interest and fees on term loan facility	16,704	5,628	8,787	2,289	-
Royalty payable	2,217	2,217	-	-	-
Other long-term liabilities	1,717	-	968	156	593
	$144,432	$83,235	$32,228	$28,376	$593

1 - Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities. Further details are available in Note 22 of the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2026.

2 - Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

Transactions with Related Parties

The Company incurred corporate general and administrative expenses of $0.1 million for the six months ended June 30, 2026 from PJH Consulting LLC ("PJH") where Paul Andre Huet is an owner. The corporate general and administrative expenses included in the consolidated statements of income and comprehensive income paid to PJH were recorded at the exchange amount representing the amount agreed to by the parties.

The Company has entered into a drilling services contract with a third-party company, dated February 10, 2026, in respect of which the spouse of Paul Huet, the CEO of the Company, holds a 33% investment interest. Neither Mr. Huet nor his spouse has any involvement in the management or operations of the third-party company. The contract, which is for a one-year term, was awarded after a competitive bidding process. Total payments for services under the contract are expected to be $2.0 million with $1.3 million incurred for the six months ended June 30, 2026.

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the forward-looking statements, financial statements and the other publicly filed documentation regarding the Company available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.americas-gold.com, the reader should carefully consider each of, and the cumulative effect of, the risk factors relating to the Company found under the heading "Risk Factors" in the Company's Annual Information Form dated March 27, 2026 or the Company's MD&A for the year ended December 31, 2025 dated March 30, 2026. Any of these risk elements could have material adverse effects on the business of the Company. See Note 27 - Financial risk management of the Company's audited consolidated financial statements for the year ended December 31, 2025, and Note 22 - Financial risk management of the Company's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2026 and 2025.

The Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2026 and 2025 contain going concern disclosure

The Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2026 and 2025 contain disclosure related to the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to raise additional capital, achieve sustainable revenues and profitable operations, and obtain the necessary financing to meet obligations and repay liabilities when they become due. No assurances can be given that the Company will be successful in achieving these goals. If the Company is unable to achieve these goals, its ability to carry out and implement planned business objectives and strategies will be significantly delayed, limited or may not occur. The Company's financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. There are no guarantees that access to equity and debt capital from public and private markets in Canada or the U.S. will be available to the Company.

Accounting Standards and Pronouncements

Accounting standards issued and applied

Effective January 1, 2026, the Company adopted amendments to IFRS 9 and 7 - Classification and Measurement of Financial Instruments. The amendments clarify certain aspects of the classification and measurement of financial instruments, including the date of initial recognition or derecognition of financial liabilities, including financing liabilities that are settled in cash using an electronic payment system. Adoption of these amendments did not have a material impact on the Company's interim financial statements.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

Certain new accounting standards and amendments have been issued by the IASB but are not mandatory for the current period and have not been early adopted. These include:

- IFRS 18 - Presentation and Disclosure in Financial Statements introduces categories and defined subtotals in the statement of loss and comprehensive loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively. This standard is currently being assessed for its impact on the Company's financial statements in the future reporting periods.

Financial Instruments

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices.

A price protection program on future precious and base metals production and commitments was completed in relation to the Term Loan Facility. The Company recognized a $5.6 million gain from settled non-hedge contracts and a $5.5 million loss from unsettled non-hedge contracts during the six-month period ended June 30, 2026. At June 30, 2026, the unsettled non-hedged contracts resulted in a net liability related to derivative instruments valued at $0.9 million.

Capital Structure

The Company is authorized to issue an unlimited number of common and preferred shares, where each common share provides the holder with one vote while preferred shares are non-voting. As of June 30, 2026, there were 338,151,614 common shares and nil preferred shares issued and outstanding.

As of August 13, 2026, there were 338,157,614 common shares and nil preferred shares issued and outstanding, and 7,196,838 options outstanding which are exercisable for common shares of the Company. The number of common shares issuable on the exercise of warrants is 4,660,800.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")) and in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109") as adopted by the Canadian securities regulations which are designed to provide reasonable assurance that the material information required to be disclosed relating to the Company is made known to the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules.

Management, including the CEO and CFO, concluded, as a result of the previously reported material weaknesses described in "Management's Report on Internal Control Over Financial Reporting" below, that the Company's disclosure controls and procedures were not effective as of March 31, 2026.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

Management's Report on Internal Control over Financial Reporting

The Company's Management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and in NI 52-109. The Company's financial reporting process and associated internal controls, including operational controls and procedures for non-financial disclosures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting in accordance with IFRS Accounting Standards as issued by the IASB.

Management, with the participation of the Company's CEO and CFO, assessed the effectiveness of the Company's ICFR as of December 31, 2025. Management based its assessment on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("2013 Framework"). Based on that evaluation, management concluded that the Company's ICFR was not effective as of December 31, 2025 due to the material weaknesses described below. A company's ICFR cannot be considered effective if one or more material weaknesses exists.

A material weakness is a deficiency, or a combination of deficiencies (when aggregated), in ICFR, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We identified the following material weaknesses:

The Company did not design and maintain effective information technology general controls (ITGCs) in the areas of: (1) user access governance, including privileged access management and segregation of duties, (2) information technology (IT) operations, logging and monitoring, and (3) change management and production safeguards over  IT systems that support the Company's financial reporting processes. As a result, certain related process-level automated and manual controls that are dependent on the completeness and accuracy of information derived from the affected information systems were also ineffective because these controls were dependent on data processed by such systems.

The Company did not effectively design and operate process control activities for certain business processes, specifically: asset retirement obligations, income taxes, acquisition accounting, period-end financial reporting, depletion of mining interests, procure-to-pay, and contract liabilities. These controls were not sufficiently designed or did not operate effectively because the Company lacked personnel with the necessary accounting knowledge, experience and capacity throughout the fiscal period.

In 2025, the Company underwent a period of significant transformation and experienced rapid changes in its business, which led to challenges in allocating sufficient resources to support ICFR. The evolution of the business, combined with limited financial resources, meant that the Company was unable to fully staff personnel dedicated to executing internal control functions. As a result, certain controls were not consistently designed and executed for a sufficient period of time to test, were not consistently performed in a timely manner, or did not have sufficient documentation to evidence the execution of the controls. Further, the Company's risk assessment process did not identify the changes in the business as a risk that could impact its ICFR.

The material weaknesses identified above did not result in any material misstatements or material adjustments in our financial statements or disclosures, other than the revision in relation to contract liabilities. However, if not remediated, they could result in a material misstatement of the Company's accounts or disclosures that would not be prevented or detected.

Our management concluded that the consolidated financial statements present fairly, in all material respects, our financial position, financial performance, and cash flows for the periods presented in accordance with IFRS Accounting Standards as issued by the IASB.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

Remediation Plan

Our management is committed to maintaining a strong internal control environment. In response to the identified material weaknesses discussed above, management plans to take comprehensive action to remediate the material weaknesses in ICFR.

Remediation plans include: (i) onboarding of additional experienced personnel to support and strengthen relevant control processes; (ii) providing ongoing training to control owners throughout the organization to reinforce the importance of roles, responsibilities, and procedures in the ICFR environment; (iii) strengthening communication channels between operational and finance functions to support the timeliness and accuracy of data provided to the financial reporting teams; and (iv) reevaluating the design and implementation of IT general controls, specifically with regard to user access management, change management, and system logging and monitoring capabilities. These activities will be implemented in 2026.

Management believes that these actions, when fully implemented, will remediate the identified material weaknesses. The weaknesses will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Until fully remediated, these material weaknesses could result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. As the Company continues to evaluate and improve the applicable controls, management may determine to take additional measures to modify the remediation plan described above.

Changes in Internal Control Over Financial Reporting

Onboarding of additional experienced personnel to support and strengthen relevant control processes, including IT general controls, were executed with further hirings planned during Q3-2026.

Other than the material weaknesses as disclosed above and any remedial actions taken to date, there have been no changes in the Company's ICFR during the six months ended June 30, 2026 that would materially affect, or are reasonably likely to affect, the Company's ICFR.

Technical Information

The scientific and technical information relating to the operation of the Company's material operating mining properties contained herein has been reviewed and approved by Rick Streiff, Executive Vice President - Geology of the Company. Mr. Streiff is a "qualified person" for the purposes of NI 43-101.

The Company's current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company's material mineral properties, including a breakdown by category.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

Non-GAAP and Other Financial Measures

The Company has included certain non-GAAP financial and other measures to supplement the Company's consolidated financial statements, which are presented in accordance with IFRS, including the following:

• average realized silver, copper, lead, zinc and antimony prices;

• cost of sales/Ag Eq oz sold;

• cash costs/Ag oz sold;

• all-in sustaining costs/Ag oz sold;

• working capital;

• EBITDA, adjusted EBITDA, and adjusted earnings; and

• silver equivalent produced and sold (Ag Eq).

Management uses these measures, together with measures determined in accordance with IFRS, internally to better assess performance trends and understands that a number of investors, and others who follow the Company's performance, also assess performance in this manner. These non-GAAP and other financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may differ from methods used by other companies with similar descriptions.  Management's determination of the components of non-GAAP financial measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions; a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

Average Realized Silver, Copper, Lead, Zinc and Antimony Prices

The Company uses the financial measures "average realized price" because it understands that in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal prices represent the sale price of the underlying metal excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges. Average realized silver, copper, lead, zinc and antimony prices are calculated as the revenue related to each of the metals sold, e.g. revenue from sales of silver divided by the quantity of ounces sold.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

Reconciliation of Average Realized Silver, Copper, Lead, Zinc, and Antimony Prices1

	Q2-2026	Q2-2025	YTD-2026	YTD-2025
Gross silver sales revenue ('000)	$43,438	$16,115	$111,406	$28,738
Fixed pricing adjustments ('000)	(1,585)	27	(3,594)	(26)
Silver sales revenue ('000)	$41,853	$16,142	$107,812	$28,712
Divided by silver sold (oz)	624,343	471,664	1,454,230	863,301
Average realized silver price ($/oz)	$67.04	$34.22	$74.14	$33.26

	Q2-2026	Q2-2025	YTD-2026	YTD-2025
Gross copper sales revenue ('000)	$5,402	$-	$11,779	$-
Fixed pricing adjustments ('000)	(420)	-	(425)	-
Copper sales revenue ('000)	$4,982	$-	$11,354	$-
Divided by copper sold (lb)	828,786	-	1,927,872	-
Average realized copper price ($/lb)	$6.01	$-	$5.89	$-

	Q2-2026	Q2-2025	YTD-2026	YTD-2025
Gross lead sales revenue ('000)	$1,879	$1,852	$3,491	$5,264
Fixed pricing adjustments ('000)	(51)	(1)	(51)	(1)
Lead sales revenue ('000)	$1,828	$1,851	$3,440	$5,263
Divided by lead sold (lb)	2,015,671	2,076,077	3,821,211	5,864,460
Average realized lead price ($/lb)	$0.91	$0.89	$0.90	$0.90

	Q2-2026	Q2-2025	YTD-2026	YTD-2025
Gross zinc sales revenue ('000)	$-	$2,274	$-	$11,775
Fixed pricing adjustments ('000)	-	(3)	-	(26)
Zinc sales revenue ('000)	$-	$2,271	$-	$11,749
Divided by zinc sold (lb)	-	1,917,354	-	9,388,118
Average realized zinc price ($/lb)	$-	$1.18	$-	$1.25

	Q2-2026	Q2-2025	YTD-2026	YTD-2025
Gross antimony sales revenue ('000)	$1,030	$-	$2,369	$-
Fixed pricing adjustments ('000)	-	-	-	-
Antimony sales revenue ('000)	$1,030	$-	$2,369	$-
Divided by antimony sold (lb)	92,934	-	214,361	-
Average realized antimony price ($/lb)	$11.08	$-	$11.05	$-

1  Includes Crescent pre-production silver ounces and lead pounds sold from the Galena Complex in fiscal 2026 and excludes EC120 pre-production silver ounces and copper pounds sold from the Cosalá Operations in fiscal 2025.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

Cost of Sales/Ag Eq Oz Sold

The Company uses the financial measure "Cost of Sales/Ag Eq Oz Sold" because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's underlying cost of operations. Silver equivalent sold is based on all metals sold at average realized silver, copper, lead, zinc, and antimony prices during each respective period, except as otherwise noted.

Reconciliation of Consolidated Cost of Sales/Ag Eq Oz Sold

	Q2-2026[1]	Q2-2025[2]	YTD-2026[1]	YTD-2025[2]
Cost of sales ('000)	$24,104	$23,479	$48,439	$44,618
Divided by silver equivalent sold (oz)	752,120	871,199	1,709,524	1,739,897
Cost of sales/Ag Eq oz sold ($/oz)	$32.05	$26.95	$28.33	$25.64

Reconciliation of Cosalá Operations Cost of Sales/Ag Eq Oz Sold

	Q2-2026[1]	Q2-2025[2]	YTD-2026[1]	YTD-2025[2]
Cost of sales ('000)	$9,913	$11,600	$21,899	$22,591
Divided by silver equivalent sold (oz)	386,758	390,589	894,522	883,493
Cost of sales/Ag Eq oz sold ($/oz)	$25.63	$29.70	$24.48	$25.57

Reconciliation of Galena Complex Cost of Sales/Ag Eq Oz Sold

	Q2-2026[1]	Q2-2025[2]	YTD-2026[1]	YTD-2025[2]
Cost of sales ('000)	$14,191	$11,879	$26,540	$22,027
Divided by silver equivalent sold (oz)	365,362	480,610	815,002	856,404
Cost of sales/Ag Eq oz sold ($/oz)	$38.84	$24.72	$32.56	$25.72

1 Throughout this MD&A, silver, lead, and silver equivalent sold, and cost per ounce measurements during fiscal 2026 include Crescent pre-production from the Galena Operations.

2 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent produced and sold, and cost per ounce measurements during fiscal 2025 include EC120 pre-production from the Cosalá Operations.

Cash Costs and Cash Costs/Ag Oz Sold

The Company uses the financial measures "Cash Costs" and "Cash Costs/Ag Oz Sold" in accordance with measures widely reported in the silver mining industry, as developed by the World Gold Council, as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's underlying cash costs of operations. However, there is no assurance that the Company's reporting of these non-GAAP measures are similar to those reported by other mining companies.

Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as: mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Non-cash charges and other indirect mining costs consist of adjustments to non-cash related charges to cost of sales including non-cash remuneration incurred during the period.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

Reconciliation of Consolidated Cash Costs/Ag Oz Sold

	Q2-2026[1]	Q2-2025[2]	YTD-2026[1]	YTD-2025[2]
Cost of sales ('000)	$24,104	$23,479	$48,439	$44,618
Smelting, refining and royalty expenses in cost of sales ('000)	(443)	(504)	(950)	(1,572)
Non-cash charges and other indirect mining costs ('000)	-	(1,003)	262	(2,397)
Direct mining costs ('000)	$23,661	$21,972	$47,751	$40,649
Smelting, refining and royalty expenses ('000)	525	1,160	6,483	4,394
Less by-product credits ('000)	(8,152)	(4,787)	(18,639)	(15,524)
Cash costs ('000)	$16,034	$18,345	$35,595	$29,519
Divided by silver sold (oz)	624,343	701,805	1,454,230	1,152,025
Cash costs/Ag oz sold ($/oz)	$25.68	$26.14	$24.48	$25.62

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Sold

	Q2-2026[1]	Q2-2025[2]	YTD-2026[1]	YTD-2025[2]
Cost of sales ('000)	$9,913	$11,600	$21,899	$22,591
Smelting, refining and royalty expenses in cost of sales ('000)	(213)	(314)	(495)	(1,169)
Non-cash charges and other indirect mining costs ('000)	295	(611)	487	(1,922)
Direct mining costs ('000)	$9,995	$10,675	$21,891	$19,500
Smelting, refining and royalty expenses ('000)	92	914	5,483	3,374
Less by-product credits ('000)	(4,575)	(3,400)	(10,898)	(12,320)
Cash costs ('000)	$5,512	$8,189	$16,476	$10,554
Divided by silver sold (oz)	325,915	267,547	767,138	405,301
Cash costs/Ag oz sold ($/oz)	$16.91	$30.61	$21.48	$26.04

Reconciliation of Galena Complex Cash Costs/Ag Oz Sold

	Q2-2026[1]	Q2-2025[2]	YTD-2026[1]	YTD-2025[2]
Cost of sales ('000)	$14,191	$11,879	$26,540	$22,027
Smelting, refining and royalty expenses in cost of sales ('000)	(230)	(190)	(455)	(403)
Non-cash charges and other indirect mining costs ('000)	(295)	(392)	(225)	(475)
Direct mining costs ('000)	$13,666	$11,297	$25,860	$21,149
Smelting, refining and royalty expenses ('000)	433	246	1,000	1,020
Less by-product credits ('000)	(3,577)	(1,387)	(7,741)	(3,204)
Cash costs ('000)	$10,522	$10,156	$19,119	$18,965
Divided by silver sold (oz)	298,428	434,258	687,092	746,724
Cash costs/Ag oz sold ($/oz)	$35.26	$23.39	$27.83	$25.40

1 Throughout this MD&A, silver, lead, and silver equivalent sold, and cost per ounce measurements during fiscal 2026 include Crescent pre-production from the Galena Operations.

2 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent produced and sold, and cost per ounce measurements during fiscal 2025 include EC120 pre-production from the Cosalá Operations.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

All-In Sustaining Costs and All-In Sustaining Costs/Ag Oz Sold

The Company uses the financial measures "All-In Sustaining Costs" and "All-In Sustaining Costs/Ag Oz Sold" in accordance with measures widely reported in the silver mining industry, as developed by the World Gold Council, as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's total costs of producing silver from operations. However, there is no assurance that the Company's reporting of these non-GAAP measures are similar to those reported by other mining companies.

All-in sustaining costs is cash costs plus all sustaining development, capital expenditures, and exploration spending, excluding costs not related to current operations and corporate general and administrative costs.

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Sold

	Q2-2026[1]	Q2-2025[2]	YTD-2026[1]	YTD-2025[2]
Cash costs ('000)	$16,034	$18,345	$35,595	$29,519
Sustaining capital expenditures and exploration costs ('000)[3]	$9,335	4,303	18,092	9,045
All-in sustaining costs ('000)	$25,369	$22,648	$53,687	$38,564
Divided by silver sold (oz)	624,343	701,805	1,454,230	1,152,025
All-in sustaining costs/Ag oz sold ($/oz)	$40.63	$32.27	$36.92	$33.47

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Sold

	Q2-2026[1]	Q2-2025[2]	YTD-2026[1]	YTD-2025[2]
Cash costs ('000)	$5,512	$8,189	$16,476	$10,554
Sustaining capital expenditures and exploration costs ('000)[3]	4,245	636	6,260	1,885
All-in sustaining costs ('000)	$9,757	$8,825	$22,736	$12,439
Divided by silver sold (oz)	325,915	267,547	767,138	405,301
All-in sustaining costs/Ag oz sold ($/oz)	$29.94	$32.98	$29.64	$30.69

Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Sold

	Q2-2026[1]	Q2-2025[2]	YTD-2026[1]	YTD-2025[2]
Cash costs ('000)	$10,522	$10,156	$19,119	$18,965
Sustaining capital expenditures and exploration costs ('000)[3]	5,090	3,667	11,832	7,160
All-in sustaining costs ('000)	$15,612	$13,823	$30,951	$26,125
Divided by silver sold (oz)	298,428	434,258	687,092	746,724
All-in sustaining costs/Ag oz sold ($/oz)	$52.31	$31.83	$45.05	$34.99

1 Throughout this MD&A, silver, lead, and silver equivalent sold, and cost per ounce measurements during fiscal 2026 include Crescent pre-production from the Galena Operations.

2 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent produced and sold, and cost per ounce measurements during fiscal 2025 include EC120 pre-production from the Cosalá Operations.

3 Capital expenditures exclude growth capital from the Galena Complex and Cosalá Operations, including capital spend on EC120.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

Working Capital

The Company uses the financial measure "working capital" because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's liquidity, operational efficiency, and short-term financial health.

Working capital is the excess of current assets over current liabilities.

Reconciliation of Working Capital

	Q2-2026	Q4-2025
Current Assets ('000)	$127,452	$153,664
Less current liabilities ('000)	(78,831)	(86,164)
Working capital ('000)	$48,621	$67,500

EBITDA, Adjusted EBITDA, and Adjusted Earnings

The Company uses the financial measures “EBITDA”, “adjusted EBITDA” and “adjusted earnings” as indicators of the Company’s ability to generate operating cash flows to fund working capital needs, service debt obligations, and fund exploration and evaluation, and capital expenditures. These financial measures exclude the impact of certain items and therefore is not necessarily indicative of operating profit or cash flows from operating activities as determined under IFRS. Other companies may calculate these financial measures differently. Additional details regarding weighted average number of common shares outstanding are disclosed in Notes 16 to the Company’s condensed interim consolidated financial statements.

EBITDA is net income (loss) under IFRS before depletion and amortization, interest and financing expense, and income taxes. Adjusted EBITDA further excludes other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

Reconciliation of EBITDA and Adjusted EBITDA

	Q2-2026	Q2-2025	YTD-2026	YTD-2025
Net income (loss) ('000)	$(4,986)	$(15,057)	$4,996	$(34,736)
Depletion and amortization ('000)	6,819	6,497	13,226	12,006
Interest and financing expense ('000)	1,282	1,381	1,855	1,855
Income tax expense ('000)	4,837	121	11,580	93
EBITDA (loss) ('000)	$7,952	$(7,058)	$31,657	$(20,782)
Accretion on decommissioning provision ('000)	149	154	293	314
Foreign exchange loss (gain) ('000)	1,702	(2,809)	1,779	(2,984)
Loss (gain) on disposal of assets ('000)	-	-	41	(966)
Loss (gain) on metals contract liabilities ('000)	(755)	5,503	11,761	15,288
Other loss (gain) on derivatives ('000)	2,851	-	(118)	(709)
Fair value loss on royalty payable ('000)	68	156	176	281
Loss on investment in joint ventures ('000)	76	-	76	-
Adjusted EBITDA (loss) ('000)	$12,043	$(4,054)	$45,665	$(9,558)

Adjusted earnings is net income (loss) under IFRS excluding other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2026

Reconciliation of Adjusted Earnings

	Q2-2026	Q2-2025	YTD-2026	YTD-2025
Net income (loss) ('000)	$(4,986)	$(15,057)	$4,996	$(34,736)
Accretion on decommissioning provision ('000)	149	154	293	314
Foreign exchange loss (gain) ('000)	1,702	(2,809)	1,779	(2,984)
Loss (gain) on disposal of assets ('000)	-	-	41	(966)
Loss (gain) on metals contract liabilities ('000)	(755)	5,503	11,761	15,288
Other loss (gain) on derivatives ('000)	2,851	-	(118)	(709)
Fair value loss on royalty payable ('000)	68	156	176	281
Loss on investment in joint ventures ('000)	76	-	76	-
Adjusted earnings (loss) ('000)	$(895)	$(12,053)	$19,004	$(23,512)

Supplementary Financial Measures

The Company references certain supplementary financial measures that are not defined terms under IFRS to assess performance because it believes they provide useful supplemental information to investors.

Silver Equivalent Produced and Sold

References to silver equivalent produced and sold are based on all metals produced and sold on a gross payable basis at average realized silver, copper, lead, zinc, and antimony prices during each respective period, except as otherwise noted.

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